Exhibit 99.1

E-Home Household Service Holdings Limited’s Variable Interest Entity, Fuzhou Fumao Health Technology Co. Ltd., Acquires Fuzhou Household Service Company Jiajiale

Fuzhou, China, June 23, 2021 – E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company”), a provider of integrated household services in China, today announced that its affiliated variable interest entity, Fuzhou Fumao Health Technology Co. Ltd. (“Fumao”), entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Fuzhou Gulou Jiajiale Family Service Co. Ltd. (“Jiajiale”), a well-known household services company in Fuzhou, China, pursuant to which to Fumao will acquire 100% of equity interests of Jiajiale in cash. The acquisition is expected to strengthen the Company’s competitiveness in household services and facilitate the execution of its growth strategy of “Internet + household service + senior care.”

Founded in 2004, Jiajiale is a renowned care provider in Fuzhou, China, mainly providing nanny, maternity matron, housekeeping and other household services. In 2021, Jiajiale was awarded the “Top 5 Model Household Service Enterprise with Good Credit Records” prize and thirty of its staffers were awarded the “Top 100 Model Household Service Providers with Good Credit Records” prize in the Fuzhou household service providers credit record assessment held by Fuzhou Municipal Bureau of Commerce.

Wenshan Xie, Chairman and Chief Executive Officer of the Company, commented, “We believe the acquisition of Jiajiale will strengthen our competitiveness in the integrated housekeeping business. In addition, the recent announcement of the three-child policy in China could further benefit our expansions in household services, especially nanny and maternity matron services. We will continue to focus on providing reliable services to our customers and expanding current businesses for larger market share, greater market influence, and better profitability.”

About Fuzhou Gulou Jiajiale Family Service Co. Ltd.

Fuzhou Gulou Jiajiale Family Service Co. Ltd., formerly Jiajiale Household Service Center, was founded in 2014 with offices in Fuzhou City, Fujian, China. It is mainly engaged in housekeeping services including housecleaning, nanny and maternity matron.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e家快服”, provides integrated household services, including appliance maintenance, housekeeping and care services. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com